Filed by McKesson Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934, as amended

Subject Company: McKesson Corporation

Commission File No.: 001-13252

The following is a posting prepared by McKesson Corporation for its internal employee website, McKNet, dated February 10, 2020.

McKNet Article

McKesson Launches Exchange Offer

to Split-Off Our Interest in Change Healthcare

Learn more about the process and what it means if you own McKesson stock.

Today, McKesson announced that it has commenced an exchange offer, which is the next step in our exit from our investment in Change Healthcare.

In the exchange offer, McKesson stockholders will have the opportunity to exchange shares of McKesson common stock for shares of a McKesson owned-subsidiary, which will convert into shares of Change Healthcare Inc.’s common stock upon the completion of the exchange offer.

Why is this important for McKesson?

Almost three years ago, we announced that McKesson and Change Healthcare Inc. (Nasdaq: CHNG) were joining together to create a new healthcare information technology company named Change Healthcare that combined McKesson’s legacy technology businesses with a subsidiary of the Nashville-based Change Healthcare Inc.

The split-off is an important milestone for McKesson. It simplifies our organization and allows us to focus on our Team McKesson strategy and our core growth initiatives. From an investor perspective, it also reduces the number of outstanding McKesson shares, which delivers value to our stockholders.

How does the exchange offer work?

McKesson stockholders will have 20 business days to decide if they want to exchange some or all of their McKesson shares for shares of a McKesson-owned subsidiary, known as PF2 SpinCo, Inc. (“SpinCo”), at the applicable exchange ratio. SpinCo will hold all of McKesson’s stake in Change Healthcare prior to the completion of the exchange offer.

After the exchange offer ends, SpinCo will merge with and into Change Healthcare Inc. In the merger, each share of SpinCo common stock will be converted into one share of Change Healthcare Inc. common stock, and Change Healthcare will become a wholly-owned subsidiary of Change Healthcare Inc.

I own McKesson stock – what does this mean for me?

If you hold McKesson shares, you will have the opportunity to exchange them for SpinCo common stock at an exchange ratio that represents a discount to the per-share value of Change Healthcare Inc.’s common stock (subject to an upper limit). You are not required to participate in the exchange offer. As with any investment opportunity, you should speak with your financial advisor to decide if it is right for you.

McKNet Article

The exchange offer and merger are generally expected to be tax-free to participating McKesson stockholders for U.S. federal income tax purposes. There is a limit on the number of shares that can be acquired through this exchange process. You can find more information at www.dfking.com/McKesson.

My 401(k) includes McKesson shares – can I participate in the exchange offer?

If you’re enrolled in the McKesson Corporation 401(k) Plan, you will receive special directions from Fidelity, our plan administrator.

I have McKesson Restricted Stock Units (RSUs) – are they eligible for the exchange offer?

Unvested RSUs cannot be exchanged for SpinCo common stock.

How can I learn more?

For more information about the exchange offer, please visit www.dfking.com/McKesson or contact the information agent, D.F. King & Co., at 1-866-304-5477 (toll-free in the United States) and 1-212-269-5550 (outside of the United States).

McKNet Article

Cautionary Statements

Statements in this article about McKesson’s potential exit from its interest in the Change Healthcare business constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements involve risks and uncertainties, including factors disclosed in the registration statement on Form S-4 and S-1 filed by SpinCo with the Securities and Exchange Commission (the “SEC”) (the “registration statement”) in the section entitled “Risk Factors,” and other factors that could cause actual results to differ materially from those contained in those statements. It is not possible to predict or identify all such risks and uncertainties. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are first made. The company undertakes no obligation to publicly update forward-looking statements. We encourage investors to read important risk factors described in the registration statement. Risk factors include, but are not limited to: changes in the U.S. healthcare industry and regulatory environment; the performance of McKesson’s investment in the Change Healthcare business; McKesson’s and Change Healthcare Inc.’s ability to complete the transactions described in the registration statement; the satisfaction of the conditions to the transactions and other risks related to the completion of the transactions and actions related thereto; and the anticipated tax treatment of the transaction described in the registration statement.

Additional Information and Where to Find It

This document does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Change Healthcare Inc. (“Change”), McKesson Corporation (“McKesson”) or SpinCo In connection with the transactions described herein, Change has filed with the SEC a registration statement on Form S-4 that includes a prospectus of Change relating to the transactions described herein; McKesson has filed with the SEC a Schedule TO with respect to the exchange offer; and SpinCo has filed with the SEC a registration statement on Form S-4 and S-1 that includes a prospectus of SpinCo relating to the proposed exchange offer. These registrations statements have not yet become effective. The securities offered pursuant to the registration statements may not be sold, nor may offers to buy be accepted, prior to the time the registration statements becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHANGE, MCKESSON, SPINCO AND THE TRANSACTIONS DESCRIBED THEREIN. Investors and security holders can obtain these materials and other documents filed with the SEC (when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge from Change by accessing Change’s website at www.changehealthcare.com and/or from McKesson by accessing McKesson’s website at www.mckesson.com. Stockholders may also read and copy any reports, statements and other information filed by Change, McKesson or SpinCo with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.